Exhibit 99.10

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

April 5, 2021

Mr. Warren D. Miller

Venado Oil & Gas, LLC

13501 Galleria Circle, Suite 350

Austin, TX 78738

Re:	Evaluation Summary - SEC
Venado Oil & Gas, LLC Interests
Total Proved Reserves
Various Properties in Texas – Comanche Assets –
Drilling Obligation Sensitivity
As of December 31, 2020

Dear Mr. Miller:

As requested, this report was prepared on April 5th, 2021 for Venado Oil & Gas, LLC (“Venado”) for the purpose of submitting our summary level reserve estimates and economic forecasts attributable to the subject interests. We evaluated 100% of the Venado reserves, which are made up various “Comanche” oil and gas properties located in Texas. This evaluation, effective December 31, 2020 and completed April 5th, 2021, was prepared for the purpose of public disclosure by Venado in filings made with the United States Securities and Exchange Commission (“SEC”) in accordance with the disclosure requirements set forth in SEC regulations. This evaluation was prepared using constant prices and costs, and conforms to Item 1202(a)(8)(i) of Regulation S-K and other rules of the SEC. A composite summary of the values by reserve category is presented below:

		Proved Developed Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	9,836.1	2,791.2	12,627.3
Gas	- MMcf	52,203.6	7,157.4	59,361.0
NGL	- Mbbl	9,462.8	1,297.4	10,760.2
BOE	- Mbbl	27,999.5	5,281.5	33,281.0
Net Revenue
Oil	- M$	375,739.3	106,625.1	482,364.3
Gas	- M$	106,756.3	14,636.9	121,393.2
NGL	- M$	125,812.3	17,249.6	143,061.8
Severance Taxes	- M$	22,505.2	5,059.0	27,564.2
Ad Valorem Taxes	- M$	13,473.5	3,069.4	16,542.9
Operating Expenses	- M$	141,231.9	15,050.9	156,282.9
Workover Expenses	- M$	11,947.6	1,293.0	13,240.6
Other Deductions	- M$	242,697.0	46,065.5	288,762.4
Investments	- M$	30,098.4	41,515.9	71,614.4
Net Operating Income (BFIT)	- M$	146,354.2	26,457.8	172,812.0
Discounted @ 10%	- M$	115,188.9	4,844.7	120,033.5

Venado Oil and Gas Interests

April 5, 2021

Proved Developed reserves are the summation of the Proved Developed Producing and Proved Developed Non-Producing reserve estimates. Proved Developed reserves were estimated at 9,836.1 Mbbl oil, 52,203.6 MMcf gas and 9,462.8 Mbbl NGLs (or 27,999.5 MBOE). Of the Proved Developed reserves, all were attributed to producing zones in existing wells and zero were attributed to zones in existing wells not producing. Only Proven reserves were evaluated in this report.

Future revenue was calculated prior to deducting state production taxes and ad valorem taxes; however, future net cash flow was calculated after deducting these taxes, future capital costs and operating expenses, but before federal income taxes. Future net cash flow has been discounted at an annual rate of ten (10) percent, in accordance with SEC guidelines, to determine its “present worth”. Present worth indicates the time value of money and should not be construed to represent an estimate of the fair market value of the properties by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves include oil and condensate. Oil and NGL volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. BOE (barrels of oil equivalent) is expressed as oil and NGL volumes in barrels plus gas volumes in Mcf divided by six (6) to convert to barrels.

Hydrocarbon Pricing

As requested, oil and gas prices were adjusted to the year-end 2020 SEC price deck. The base SEC oil and gas prices calculated for December 31, 2020 were $39.57/bbl and $1.985/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2020 and the base gas price is based upon Henry Hub spot prices (Gas Daily) during 2020.

As provided, oil and gas price differentials were applied and may include adjustments for local basis differentials, treating costs, transportation charges, gas heating value (BTU content) and/or crude quality and gravity corrections. Gas shrinkage factors were applied to each property against gross gas volumes to account for line losses and plant processing. NGL prices were determined to be approximately 34.8% of WTI-Cushing oil prices based upon data provided by Venado. After these pricing adjustments, the net realized prices over the life of the proved properties were estimated to be $38.20 per bbl of oil, $13.30 per bbl of NGL and $2.045 per mcf of natural gas.

Expenses, Investments and Taxes

Lease operating expenses (LOE), workover expenses and investments were provided by Venado and audited by us at a summary level. Our audit determined that the commercial parameters being applied were reasonable and appropriate, and therefore no changes were made to cost parameters. All costs applied in this evaluation were held constant for the life of the properties. Severance tax values were determined by applying normal state severance tax rates. Ad valorem tax rates were forecast as provided at approximately 2.2% of revenue. Variable expenses were applied to all wells to capture gas and/or liquids transportation costs plus water disposal costs.

For the non-producing PUD properties, LOE was also scheduled as provided by production lift type and type curve area. Investment capital information was provided by Venado based upon their significant drilling and completion activities in the last few years. The drill and complete (D&C) costs were applied by lateral length and completions type for all Eagle Ford locations.

Venado Oil and Gas Interests

April 5, 2021

Reserves and Drilling Locations

The methods employed in estimating reserves are described in page two (2) of the Appendix. Reserves assigned to each producing well were based on a combination of forecasting methods including decline curve analysis (DCA), regional type curve fitting and analogy to offset production. For PUD locations, reserves were assigned based on regional type curves and offset analogy.

We evaluated 1746 PDP properties for this report, each with daily production data through 10/31/2020 as provided by Venado. We also evaluated an Anadarko Upstream Facility cost case as part of the PDP value.

This undeveloped reserves in this report represent a Drilling Obligation Sensitivity on the Comanche assets, in which only certain PUD locations that have an obligation to be drilled by the operator are included in this report. This includes 53 PUD locations, of which 52 locations are commercial, all targeting the Eagle Ford reservoir and all being drilled within the SEC 5-year drilling window. All PUD drills were modeled as horizontal wells offsetting production from existing horizontal producers. In general, up to six (6) PUD locations were assigned around a single horizontal producer assuming Venado owned the acreage in all surrounding offset units. This was accomplished by assigning PUD locations in the adjoining two units that were parallel to the producer, the adjoining two units off the “toe” and “heel” of the producer, and “straddling” the producer with two (2) PUDs within the productive unit. However, it should be noted that the abundance of existing commercial horizontal producers allowed each PUD location to be directly offset by production. Reserves for each PUD location were assigned by type curve area depending upon the region and nearby analogous production.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein were based upon the criteria of the SEC as defined in pages 3 and 4 of the attached Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein. Although the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered, we are not aware of any potential regulatory changes that would impede recovery of reserves. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

This evaluation includes 52 commercial proved undeveloped locations, with each drilling location targeting the Eagle Ford Shale reservoir in Texas. Each of these drilling locations proposed as part of Venado’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, the operator of these drills has indicated they have reasonably certain intent to complete this development plan within the next five (5) years. Furthermore, Venado and other operating partners have demonstrated through their actions that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

Venado Oil and Gas Interests

April 5, 2021

General Discussion

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment has been included, as provided by Venado.

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses were furnished by Venado. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Venado Oil & Gas, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary and appropriate to prepare this report. Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly, /s/ W. Todd Brooker W. Todd Brooker, P.E. President
CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

APPENDIX

Methods Employed in the Estimation of Reserves

The four methods customarily employed in the estimation of reserves are (1) production performance, (2) material balance, (3) volumetric and (4) analogy. Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

Basic information includes production, pressure, geological and laboratory data. However, a large variation exists in the quality, quantity and types of information available on individual properties. Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc. As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data. The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

Production performance. This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance. The only information required is production history. Capacity production can usually be analyzed from graphs of rates versus time or cumulative production. This procedure is referred to as “decline curve” analysis. Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components. Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

Material balance. This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships. This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir. The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids. Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available. Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which makes this method generally applicable only to reservoirs where there is economic justification for its use. Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

Volumetric. This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place. The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location. The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods. These are most commonly newly developed and/or no-pressure depleting reservoirs. The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate inferred by other methods and a knowledge of the nature of the reservoir. Reserve estimates obtained by this method are generally considered to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

Analogy. This method, which employs experience and judgment to estimate reserves, is based on observations of similar situations and includes consideration of theoretical performance. The analogy method is a common approach used for “resource plays,” where an abundance of wells with similar production profiles facilitates the reliable estimation of future reserves with a relatively high degree of accuracy. The analogy method may also be applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods. Reserve estimates obtained in this manner are generally considered to have a relatively low degree of accuracy.

Much of the information used in the estimation of reserves is itself arrived at by the use of estimates. These estimates are subject to continuing change as additional information becomes available. Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

Cawley, Gillespie & Associates, Inc.	Appendix Page 2

APPENDIX

Reserve Definitions and Classifications

The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

“(22) Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

“(i) The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

“(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

“(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

“(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

“(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

“(6) Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

“(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

“(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

“(31) Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

“(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

“(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

“(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Cawley, Gillespie & Associates, Inc.	Appendix Page 3

“(18) Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

“(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

“(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

“(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

“(iv) See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below). reserves.

“(17) Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable

“(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

“(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

“(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

“(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

“(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

“(vi) Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.”

Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that “a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S–K.” This is relevant in that Instruction 2 to paragraph (a)(2) states: “The registrant is permitted, but not required, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item.”

“(26) Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

“Note to paragraph (26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).”

Cawley, Gillespie & Associates, Inc.	Appendix Page 4